SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13E-3
                           RULE 13E-3 TRANSACTION STATEMENT
        (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                        RULE 13E-3 (Sec.240.13E-3) THEREUNDER)
                                  (Amendment No. 1)

                           TEXAS UTILITIES ELECTRIC COMPANY
                                   (NAME OF ISSUER)
                               TEXAS UTILITIES COMPANY
                       (NAME OF THE PERSON(S) FILING STATEMENT)



          $4.00 Preferred Stock (Dallas Power Series), CUSIP No. 882850 40 7
         $4.00 Preferred Stock (Texas Electric Series), CUSIP No. 882850 87 8
          $4.00 Preferred Stock (Texas Power Series), CUSIP No. 882850 75 3
                     $4.24 Preferred Stock, CUSIP No. 882850 30 8
                     $4.44 Preferred Stock, CUSIP No. 882850 71 2
                     $4.50 Preferred Stock, CUSIP No. 882850 20 9
         $4.56 Preferred Stock (Texas Electric Series), CUSIP No. 882850 86 0
          $4.56 Preferred Stock (Texas Power Series), CUSIP No. 882850 74 6
                     $4.64 Preferred Stock, CUSIP No. 882850 85 2
                     $4.76 Preferred Stock, CUSIP No. 882850 72 0
                     $4.80 Preferred Stock, CUSIP No. 882850 50 6
                     $4.84 Preferred Stock, CUSIP No. 882850 73 8
                     $5.08 Preferred Stock, CUSIP No. 882850 84 5
               $6.375 Cumulative Preferred Stock, CUSIP No. 882850 43 1
               $6.98 Cumulative Preferred Stock, CUSIP No. 882850 46 4
               $7.98 Cumulative Preferred Stock, CUSIP No. 882850 47 2
      Adjustable Rate Cumulative Preferred Series A Stock, CUSIP No. 882850 59 7
          $2.05 Depositary Shares, each representing 1/4 share of the $8.20
                  Cumulative Preferred Stock, CUSIP No. 882850 48 0
        $1.875 Depositary Shares, Series A, each representing 1/4 share of the
                          $7.50 Cumulative Preferred Stock,
                                CUSIP No. 882850 44 9
        $1.805 Depositary Shares, Series B, each representing 1/4 share of the
                          $7.22 Cumulative Preferred Stock,
                                 CUSIP No. 882850 41 5

                   (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)

                                   Peter B. Tinkham
                          Treasurer and Assistant Secretary
                                     Energy Plaza
                                  1601 Bryan Street
                                 Dallas, Texas 75201
                                    (214) 812-4600

     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                            -----------------------------

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
               [Sec.240.13e-3(c)] under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.   [X]  A tender offer.
     d.   [ ]  None of the above.
               Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                              CALCULATION OF FILING FEE

          TRANSACTION VALUATION                        AMOUNT OF FILING FEE
          ---------------------                        --------------------

               $562,499,350                                   $112,499.87


     /x/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

          Amount Previously Paid:  $112,499.87
          Filing Party:  Texas Utilities Company
          Form or Registration No.:  Schedule 13E-4
          Date Filed:  February 24, 1997

          ITEM 8.  ADDITIONAL INFORMATION.

               The Offer expired on March 21, 1997. The number of shares of each series of Preferred Stock and Depositary Shares tendered pursuant to the Offer and accepted for purchase by Texas Utilities Company is set forth opposite the name of such series below.

                                                            Shares
                              Series                       Tendered
                              ------                       --------

           $4.00 Preferred Stock (Dallas Power Series)      49,145

           $4.00 Preferred Stock (Texas Electric Series)    40,779

           $4.00 Preferred Stock (Texas Power Series)       41,379

           $4.24 Preferred Stock                            81,706

           $4.44 Preferred Stock                           116,328

           $4.50 Preferred Stock                            51,755

           $4.56 Preferred Stock (Texas Electric Series)    42,566

           $4.56 Preferred Stock (Texas Power Series)       80,346

           $4.64 Preferred Stock                            74,805

           $4.76 Preferred Stock                            76,819

           $4.80 Preferred Stock                            79,480

           $4.84 Preferred Stock                            53,936

           $5.08 Preferred Stock                            52,304

           $6.375 Cumulative Preferred Stock               900,000

           $6.98 Cumulative Preferred Stock                892,500

           $7.98 Cumulative Preferred Stock                192,925

           Adjustable Rate Cumulative Preferred Series A
           Stock                                           803,522

           $2.05 Depositary Shares, each representing
           1/4 share of the $7.50 Cumulative Preferred
           Stock                                           768,685

           $1.875 Depositary Shares, Series A, each
           representing 1/4 share of the $7.50
           Cumulative Preferred Stock                      332,604

           $1.805 Depositary Shares, Series B, each
           representing 1/4 share of the $7.22
           Cumulative Preferred Stock                      322,739

                                         SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Dated:  March 31, 1997         TEXAS UTILITIES COMPANY


                                        By: /s/ Robert J. Reger, Jr.
                                           -------------------------------
                                             Name:   Robert J. Reger, Jr.
                                             Title:  Attorney-in-Fact